February 25, 2019

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:   The Hartford Mutual Funds II, Inc. (SEC File Nos. 002-11387 and 811-00558) (the “Registrant”)

Dear Ms. O’Neal:

We are writing in response to comments you provided telephonically to Alice Pellegrino, Lisa Zeises, Joshua Katz, and me on Tuesday, February 12, 2019, with respect to Post-Effective Amendment No. 146 to the Registrant’s registration statement (“PEA 146”). PEA 146 was filed on December 14, 2018 for the purpose of registering shares of Hartford Schroders Securitized Income Fund (the “Fund”), a new series of the Registrant.  On behalf of the Registrant, we have reproduced your comments, and our responses thereto are provided below.

1.    Comment:        Please provide the completed fee and expense table and expense examples for the Fund before filing the effective registration statement. With respect to the expense reimbursement arrangements that are disclosed in the Fund’s prospectus, please discuss whether the amounts reimbursed pursuant to the arrangements can be recouped by the reimbursing party.

Response:        The Fund’s completed fee and expense table and expense examples are attached hereto as Exhibit A. The Registrant confirms that amounts reimbursed under the expense reimbursement arrangements described in the Fund’s prospectus may not be recouped by the reimbursing party.

2.    Comment:        The Fund’s principal investment strategy states that the Fund intends to invest in foreign securitized credit instruments.  Consider whether such instruments could include emerging markets investments, and, if so, include applicable disclosure in the registration statement.

Response:        The Fund intends to invest in emerging markets investments only as a secondary investment strategy.  Accordingly, the Registrant has added applicable investment strategy and risk disclosure to the Additional Information Regarding Investment Strategies and Risks section of the prospectus.

3.    Comment:        The Staff notes that the Fund intends to invest a significant portion of its assets in non-agency mortgage-backed securities and collateralized loan obligations. Given the liquidity profile of these investments, explain how the Fund has determined that its strategy is appropriate in an open-end structure. Explain what market data the Fund relied on and the relevant factors that it considered.

Response:        As a general matter, the Registrant does not regard non-agency MBS and CLOs as inherently “illiquid investments,” as such term is defined in Rule 22e-4 under the Investment Company Act of 1940 (the “1940 Act”).  In this respect, non-agency MBS and CLOs exhibit healthy levels of new issuance, dealer inventory, and market trading activity and sales of these instruments generally are not subject to lengthy settlement times. As with any security, the Fund intends to classify whether a non-agency commercial or residential mortgage-backed security held by the Fund is liquid or illiquid for purposes of complying with its policy to limit investments in illiquid securities to no more than 15% of the Fund’s net assets by determining whether the security may be sold (or otherwise disposed of) within seven (7) calendar days in current market conditions without the sale significantly changing the market value of the investment, as determined by the Fund.

In accordance with Rule 22e-4 and SEC Release No. IC-33010, the Board has appointed Hartford Funds Management Company, LLC, the Fund’s investment manager, as the Liquidity Risk Management Program Administrator, which has implemented on behalf of the Registrant’s series (including the Fund) a liquidity risk management program to assess, manage and periodically review the Fund’s (and the Registrant’s other series’) liquidity risk.  The Board will formally consider approval of the Registrant’s Liquidity Risk Management Program at its next regular quarterly meeting, scheduled for May 2019.  The Liquidity Risk Management Program, as presented to the Board for its consideration and approval, will include the components (including liquidity classifications) required under Rule 22e-4 that were not otherwise delayed  pursuant to SEC Release No. IC-33010.  The Fund will be governed by and managed in compliance with the Registrant’s Liquidity Risk Management Program.

4.    Comment:        In the Fund’s principal investment strategy please identify the classes (or “tranches”) of collateralized loan obligations in which the Fund may invest. Please ensure that the risk disclosure is appropriately tailored.

Response:        The Fund’s principal investment strategy and risk disclosure has been expanded to clarify that the Fund may invest in both senior and subordinated interests of collateralized loan obligations (as well as other securitized debt instruments).  The Registrant believes that the existing disclosure in the prospectus and the statement of additional information appropriately describes the risks associated with senior and subordinated interests in these instruments.

5.    Comment:        Please ensure that the principal investment strategy appropriately discloses the extent to which the Fund will invest in derivatives.

Response:        The Registrant believes that the disclosure regarding the Fund’s use of derivatives appropriately describes how such derivatives are expected to be used in connection with the Fund’s principal investment strategy.

6.    Comment:        Please confirm that the Fund’s investment adviser or sub-adviser has the records necessary to support the calculation of the performance of the Schroder Opportunistic Multi-Sector Securitized composite (as disclosed in the Fund’s prospectus) as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:        The Registrant confirms that Schroders Investment Management North America Inc., the Fund’s sub-adviser, has the records necessary to support the calculation of the composite performance as required by Rule 204-2(a)(16).

7.    Comment:        Please determine whether the personnel who managed the other accounts that make up the Schroder Opportunistic Multi-Sector Securitized Composite are the same as those who will manage the Fund. Please revise the relevant disclosure in the Fund’s prospectus, as necessary.

Response:        The Registrant confirms that the personnel who managed the other accounts that make up the Schroder Opportunistic Multi-Sector Securitized Composite are the same as those who will manage the Fund.  The Registrant has revised the disclosure accordingly.

8.    Comment:        For purposes of compliance with the Fund’s policy not to concentrate in a particular industry or group of industries, please be aware that it is the Staff’s position that private mortgage-backed securities constitute an “industry” within the meaning of 1940 Act.

Response:        In response to the Staff’s comment, the Fund’s concentration policy has been revised to indicate that the Fund will concentrate in mortgage-backed securities, including agency and non-agency mortgage-backed securities, consistent with applicable SEC staff no-action positions.1  Notwithstanding the change to the Fund’s concentration policy in response to the Staff’s comment, the Registrant respectfully submits that it disagrees with the Staff’s position that private mortgage-backed securities constitute an “industry” within the meaning of the 1940 Act.

The Registrant notes that neither the 1940 Act nor any SEC regulation defines “industry” for 1940 Act concentration policy purposes. The Staff has previously indicated that registrants may define their own industry classifications so long as the classifications are reasonable and the companies within a single industry have materially similar primary economic characteristics.2  The commonly accepted understanding of “industry” is an aggregation of companies which produce similar products or services (such as the automobile industry or the banking industry). Private mortgage-backed securities, by contrast, are a type of security and are thus no more an “industry” than preferred stock, warrants or debentures are industries. It is for that reason that various publicly available industry classification schemes do not classify private mortgage-backed securities as part of any industry. In the sphere of fixed income investing, debt securities are typically classified not by industry, but by sector. Treasury, municipal, corporate, mortgage-backed, asset-backed, international, and high yield securities each comprise a different sector of fixed income investing, but no particular sector necessarily relates to any one industry or group of related industries. For example, corporate bonds, as a sector, combine securities of issuers from many different industries.

Moreover, it is clear the primary economic characteristics of private mortgage-backed securities are sufficiently broad, with materially different risk profiles and underlying assets, that they should not be classified as a single industry, or any industry at all. For instance, private mortgage-backed securities may be backed by traditional residential mortgages, second or home equity mortgages, or mortgages on multi-family properties or commercial properties. Further, the mortgagors of such properties are subject to a wide spectrum of economic risks associated with their industries and companies of employment and the geographical area in which they reside.  Even if there were a common risk to the mortgagors underlying a particular private mortgage-backed security that could cause correlated default by such mortgagors, the structure of the securitization process further diffuses this risk.

1               See Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (July 8, 2018).

2               Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 6479 at Guide 19 (Aug. 12, 1983).

If you have any further comments or questions, please contact me at (202) 261-3314.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:          Alice Pellegrino

Lisa Zeises

Joshua Katz

Exhibit A

Fees and Expenses of the Fund

Shareholder Fees (fees paid directly from your investment)

Share Classes	A	I	Y	F	SDR
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	3.00%	None	None	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, which is less)	None(1)	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Share Classes	A	I	Y	F	SDR
Management fees	0.65%	0.65%	0.65%	0.65%	0.65%
Distribution and service (12b-1) fees	0.25%	None	None	None	None
Total Other Expenses(2)	0.63%	0.58%	0.60%	0.49%	0.49%
Interest Expenses	0.31%	0.31%	0.31%	0.31%	0.31%
Other expenses	0.32%	0.27%	0.29%	0.18%	0.18%
Total annual fund operating expenses(2)	1.53%	1.23%	1.25%	1.14%	1.14%
Fee waiver and/or expense reimbursement(3)	0.12%	0.07%	0.14%	0.13%	0.13%
Total annual fund operating expenses after fee waiver and/or expense Reimbursement(2)(3)	1.41%	1.16%	1.11%	1.01%	1.01%

(1)   For investments over $1 million, a 1.00% maximum deferred sales charge may apply.

(2)   Expenses are based on estimated amounts for the current fiscal year.

(3)   Hartford Funds Management Company, LLC (the “Investment Manager”) has contractually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual fund operating expenses as follows: 1.10% (Class A), 0.85% (Class I), 0.80% (Class Y), 0.70% (Class F) and 0.70% (Class SDR). This contractual arrangement will remain in effect until February 29, 2020 unless the Board of Directors of The Hartford Mutual Funds II, Inc. approves its earlier termination.

EXAMPLE. The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The examples assume that:

•    Your investment has a 5% return each year

•    The Fund’s operating expenses remain the same (except that the examples reflect the expense limitation arrangements for only the first year)

•    You reinvest all dividends and distributions

•    You pay any deferred sales charge due for the applicable period.

Your actual costs may be higher or lower. Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Share Classes	Year 1	Year 3
A	$439	$757
I	$118	$383
Y	$113	$383
F	$103	$349
SDR	$103	$349

You would pay the following expenses if you did not redeem your shares:

Share Classes	Year 1	Year 3
A	$439	$757
I	$118	$383
Y	$113	$383
F	$103	$349
SDR	$103	$349